

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 1, 2017

Katrina Lake
Chief Executive Officer
Stitch Fix, Inc.
1 Montgomery Street
Suite 1500
San Francisco, California 94104

     Re: Stitch Fix, Inc.
            Registration Statement on Form S-1
            Filed October 19, 2017
            File No. 333-221014

Dear Ms. Lake:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2017 letter.

Dilution, page 40

1. Please tell us how you computed pro forma net tangible book value. Please explain your consideration of deferred tax assets and deferred offering costs in your computation.

Factors Affecting Our Performance, page 48

2. We note your reference to a study commissioned by you and conducted by Millward Brown regarding your brand awareness among women in the United States. Please file the consent of the named researchers as an exhibit to your registration statement or provide us with your analysis as to why you do not believe you are required to do so. Refer to Rule 436 under the Securities Act.

3. We note your response to comment 1 and the revised cohort analyses presented. You also disclose that client spend has, on average, been higher during the first six months of a client relationship than the second six months, and that the spend during a cohort's first year is higher, on average, than the second year. Please revise the cohort analyses or provide additional narrative disclosure to include insight into customer spend for periods beyond the initial 104 weeks in which a customer first makes a purchase, with a view to understanding client spend in periods beyond the initial 104 weeks.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products